UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Neos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64052L106

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64052L106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) BURRILL LIFE SCIENCES CAPITAL FUND III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,282,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,282,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64052L106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KEARNY VENTURE ASSOCIATES II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,282,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,282,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 64052L106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) CALEY CASTELEIN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,282,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,282,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64052L106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ANUPAM DALAL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,282,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,282,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64052L106

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ANDREW JENSEN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,282,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,282,740
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Neos Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2940 N. Hwy 360, Grand Prairie, TX 75050

Item 2.

(a)	Name of Person(s) Filing

(A) BURRILL LIFE SCIENCES CAPITAL FUND III, L.P.

(B) KEARNY VENTURE ASSOCIATES II, LLC

Kearny Venture Associates II, LLC is the general partner of Burrill Life Sciences Capital Fund III, L.P.

(C) CALEY CASTELEIN

Caley Castelein is a managing director of Kearny Venture Associates II, LLC.

(D) ANUPAM DALAL

Anupam Dalal is a managing director of Kearny Venture Associates II, LLC.

(E) ANDREW JENSEN

Andrew Jensen is a managing director and chief financial officer of Kearny Venture Associates II, LLC.

(b)	Address of Principal Business Office or, if none, Residence

(A) One Maritime Plaza, Suite 1975, San Francisco, CA 94111

(B) One Maritime Plaza, Suite 1975, San Francisco, CA 94111

(C) One Maritime Plaza, Suite 1975, San Francisco, CA 94111

(D) One Maritime Plaza, Suite 1975, San Francisco, CA 94111

(E) One Maritime Plaza, Suite 1975, San Francisco, CA 94111

(c)	Citizenship

(A) DELAWARE

(B) DELAWARE

(C) UNITED STATES

(D) UNITED STATES

(E) UNITED STATES

(d)	Title of Class of Securities: Common Stock, par value $0.001.

(e)	CUSIP Number: 64052L106

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
BURRILL LIFE SCIENCES CAPITAL FUND III, L.P.	0	1,282,740	1,282,740	8.1%
KEARNY VENTURE ASSOCIATES II, LLC	0	1,282,740	1,282,740	8.1%
CALEY CASTELEIN	0	1,282,740	1,282,740	8.1%
ANUPAM DALAL	0	1,282,740	1,282,740	8.1%
ANDREW JENSEN	0	1,282,740	1,282,740	8.1%

*	The above figures reflect the most recent beneficial ownership for each of the Reporting Persons above as of December 31, 2015.
**	The Percentage of Class Beneficially Owned is based on 15,942,546 shares outstanding as of November 13, 2015 reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Burrill Life Sciences Capital Fund III, L.P.

By:	Kearny Venture Associates II, LLC
Its:	General Partner

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Kearny Venture Associates II, LLC

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Caley Castelein

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Anupam Dalal

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Andrew Jensen

By:	/s/ Andrew Jensen
Name:	Andrew Jensen

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Exhibit A Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 16, 2016

Burrill Life Sciences Capital Fund III, L.P.

By:	Kearny Venture Associates II, LLC
Its:	General Partner

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Kearny Venture Associates II, LLC

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Caley Castelein

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Anupam Dalal

By:	/s/ Andrew Jensen
Andrew Jensen
By Power of Attorney

Andrew Jensen

By:	/s/ Andrew Jensen
Name:	Andrew Jensen

Exhibit B Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby each constitute and appoint Andrew Jensen, as his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: February 16, 2016

Burrill Life Sciences Capital Fund III, L.P.

By:	Kearny Venture Associates II, LLC
Its:	General Partner

By:	/s/ Caley Castelein
Name:	Caley Castelein
Title:	Managing Director

Kearny Venture Associates II, LLC

By:	/s/ Caley Castelein
Name:	Caley Castelein
Title:	Managing Director

Caley Castelein

By:	/s/ Caley Castelein
Caley Castelein

Anupam Dalal

By:	/s/ Anupam Dalal
Anupam Dalal